Exhibit 99.1

Media Release

May 10, 2018

TELUS announces election of directors

All resolutions at annual meeting approved by large majority

Vancouver, B.C. — TELUS Corporation (TELUS) (TSX: T, NYSE: TU) announced today that the nominees listed in the information circular dated March 7, 2018 were elected as directors of TELUS. The detailed results of the vote for the election of directors held at TELUS’ Annual General Meeting on May 10, 2018 (the Meeting) are set out below.

Each of the following 13 nominees proposed by management was elected as a director of TELUS:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
R.H. (Dick) Auchinleck	328,666,122	98.47%	5,106,098	1.53%
Raymond T. Chan	332,174,611	99.52%	1,597,509	0.48%
Stockwell Day	331,475,162	99.31%	2,297,158	0.69%
Lisa De Wilde	333,060,258	99.79%	712,359	0.21%
Darren Entwistle	333,086,915	99.79%	685,768	0.21%
Mary Jo Haddad	330,859,105	99.13%	2,913,512	0.87%
Kathy Kinloch	333,199,744	99.83%	572,873	0.17%
William (Bill) A. MacKinnon	329,972,444	98.85%	3,823,247	1.15%
John Manley	331,741,739	99.38%	2,053,952	0.62%
Sarabjit (Sabi) Marwah	332,141,247	99.50%	1,653,952	0.50%
Claude Mongeau	333,167,857	99.81%	627,342	0.19%
David Mowat	331,681,902	99.37%	2,113,097	0.63%
Marc Parent	332,868,574	99.72%	926,425	0.28%

All matters voted on at the Meeting were approved as follows:

Matter	Votes For	% Votes For	Votes Withheld / Against	% Votes Withheld / Against
Appointment of auditors	333,561,834	98.41%	5,406,126	1.59%
Advisory vote to accept TELUS’ approach to executive compensation	316,827,823	94.92%	16,965,901	5.08%

Final voting results on all matters voted on at the Meeting will be published shortly on www.telus.com/agm, and filed with the Canadian and U.S. securities regulators.

About TELUS

TELUS (TSX: T, NYSE: TU) is Canada’s fastest-growing national telecommunications company, with $13.6 billion of annual revenue and 13.1 million subscriber connections, including 8.9 million wireless subscribers, 1.8 million high-speed Internet subscribers, 1.3 million residential network access lines and 1.1 million TELUS TV customers. TELUS provides a wide range of communications products and services, including wireless, data, Internet protocol (IP), voice, television, entertainment and video and home security. TELUS is also Canada’s largest healthcare IT provider, and TELUS International delivers business process solutions around the globe.

In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed over $525 million to charitable and not-for-profit organizations and volunteered more than 8.7 million hours of service to local communities since 2000. Created in 2005 by President and CEO Darren Entwistle, TELUS’ 13 Canadian community boards and 5 International boards have led the Company’s support of grassroots charities and have contributed more than $67 million in support of 6,283 local charitable projects, enriching the lives of more than 2 million children and youth, annually. TELUS was honoured to be named the most outstanding philanthropic corporation globally for 2010 by the Association of Fundraising Professionals, becoming the first Canadian company to receive this prestigious international recognition.

For more information about TELUS, please visit telus.com

For more information, please contact:

Richard Gilhooley
TELUS Media Relations
(778) 868-0235
richard.gilhooley@telus.com